HAPPY TAX FRANCHISING, LLC

FINANCIAL STATEMENTS AND
NOTES TO FINANCIAL STATEMENTS

PERIODS ENDING APRIL 30, 2017 , 2016 & 2015

MIKE **J H**ADZIPANAJOTIS **A**CCOUNTING
Certified Public Accountants & Consultants

TABLE OF CONTENTS



Michael J Hadzipanajotis, CPA
CPA & Consulting Services

56 White Street
Belmont, MA 02478

508 648 9502

INDEPENDENT ACCOUNTANT AUDIT REPORT

To the Board of Happy Tax Franchising, LLC:

We have audited the accompanying financial statements of Happy Tax Franchising LLC, which comprise the balance sheets as of April 30, 2017 and April 30, 2016 and April 30, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Happy Tax Franchising LLC as of April 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Michael J Hadzipanajotis, CPA

Michael J Hadzipanajotis, CPA

Belmont, MA
August 22, 2017

HAPPY TAX FRANCHISING, LLC
BALANCE SHEET
AS OF APRIL 30, 2017, 2016 AND 2015

	April 30, 2017	April 30, 2016	April 30, 2015
ASSETS			
Current Assets			
Cash & Cash Equivalents	233,492	60,204	125,000
Other Current Assets	-	-	-
Total Current Assets	233,492	60,204	125,000
Property & Equipment			
Furniture and Equipment	-	-	-
Accumulated Depreciation	-	-	-
Total Property & Equipment	-	-	-
Notes Receivables	876,823		
Allowance For Doubtful Accounts	(225,589)		
Loan To Affiliate	-	99,826	-
Loan Receivable	94,761		
Loan To Owner	-	57,455	-
Security Deposit	5,000		
TOTAL ASSETS	$ 984,487	$ 217,485	$ 125,000
LIABILITIES & MEMBERS EQUITY			
Accounts Payable	-	-	-
Loan From Affiliate	-	167,305	-
Loans Payable	310,468	199,000	-
Total Liabilities	310,468	366,305	-
Equity			
Current Year Earnings	574,005	(281,290)	-
Retained Earnings/ Members Equity	53,514	132,470	125,000
Total Equity	627,519	(148,820)	125,000
TOTAL LIABILITIES & EQUITY	$ 937,987	$ 217,485	$ 125,000

HAPPY TAX FRANCHISING, LLC
STATEMENT OF INCOME
FOR PERIODS ENDING APRIL 30, 2017, 2016, AND 2015

	FY April 30, 2017	FY April 30, 2016	FY April 30, 2015
Revenue			
Franchise Fees	1,014,627	84,402	
Sale of Company Owned Franchise	425,000		
Tax Prep Fees	124,815	777,012	
Other Income	73,144		
Interest Income	19,961	-	
Total Revenue	1,657,547	861,414	-
Cost of Goods Sold	-	-	
Total Gross Margin	1,657,547	861,414	-
Expense			
Automobile Expense	5,042	17,373	
Bank Service Charges	5,127	6,139	
Dues & Subscriptions	7,952	7,911	
Filing Fees	24,079	3,507	
Insurance Expense	3,131	1,974	
Legal & Professional	59,181	66,356	
Marketing & Advertising	223,199	278,526	
Meals & Entertainment	31,699	20,755	
Office Supplies	67,722	43,627	
Customer Incentives	-	161,343	
Commissions	271,886	68,496	
Rent Expense	123,201	158,173	
Telephone	7,315	7,006	
Travel Expense	40,552	9,363	
Utilities	3,322	8,458	
Wages & Salary	155,124	250,122	
Website Expense	14,926	7,465	
Other Operating Expenses	20,084	26,110	
Total Expense	1,063,542	1,142,704	-
Net Income/Loss Before Taxes	594,005	(281,290)	-

HAPPY TAX FRANCHISING, LLC
STATEMENT OF CONSOLIDATED CASH FLOWS
FOR PERIODS ENDING APRIL 30, 2017, 2016, AND 2015

	FY April 30, 2017	FY April 30, 2016	FY April 30, 2015
OPERATING ACTIVITIES			
Net Income	594,005	(281,290)	-
Adjustments Needed To Reconcile To Net Cash Provided By Operations:			
Due To/ Payables	(55,837)	366,305	-
Due From/ Receivables	(876,823)	(157,281)	-
Allowance for Doubtful Accounts	225,589		
Other Changes	57,520	7,470	-
Net Cash Provided By Operations	**(55,546)**	**(64,796)**	**-**
INVESTING ACTIVITIES			
Property & Equipment Purchased (Net)	-	-	-
Net Cash Used By Investing Activities	**-**	**-**	**-**
FINANCING ACTIVITIES			
Other Financing/ Contributions	228,834		125,000
Net Cash Increase For Period	**173,288**	**(64,796)**	**125,000**
Cash Beginning Of Period	60,204	125,000	-
Cash End Of Period	**233,492**	**60,204**	**125,000**

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Happy Tax Franchising, LLC (Happy Tax Franchising) was originated as a limited liability company (LLC) under the laws of the State of Florida on December 14, 2014, as a company formed for profit. The Company is engaged in the business of franchising.

The Company was formed with initial capital contributions from its members totaling $125,000. The Company has also filed for franchise registration for states that require such registration requirements in order to legally sell franchises in those respective states.

On December 7, 2015, the company acquired HubTax, LLC. The primary business of Hubtax, LLC, a wholly owned subsidiary of Happy Tax Franchising, LLC is filling and completing individual and corporate tax returns for clients as a company owned franchisee. These assets were subsequently sold on August 29, 2016 for $425,000, which is reflected within these financial statements.

Basis of Accounting

The financial statements of the organization have been prepared on the accrual basis of accounting and accordingly reflect all significant income, payables and other liabilities.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Income Taxes

The Company is taxed under the provisions of a limited liability company of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the members are liable for individual income taxes on the Company's taxable income. Accordingly, no provision has been made for income taxes in the accompanying financial statements.

Property and Depreciation

The Organization capitalizes significant purchases and maintenance of property and equipment as well as investments in its intellectual property, which are all expected to be utilized over more than one fiscal year. Capitalized expenses are stated on the basis of cost and donated items are recorded at their current estimated fair market value at date of donation. Depreciation is computed using the double declining balance method over the estimated useful lives of the assets.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilized certain assumptions that participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observable inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- **Level 1 Observable inputs**- unadjusted quoted prices in active markets for Identical assets and liabilities;
- **Level 2 Observable inputs**- other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and
- **Level 3 Unobservable inputs** - includes amounts derived from valuation models where one or more significant inputs are unobservable.

As of April 30, 2017 the fair value of the positions is an asset of $233,492

As of April 30, 2017, the fair value of the notes due to the company is an asset of $876,823

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Organization considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Cash and cash equivalents at year-end consist of the following:

Checking and money market accounts:

		April 30, 2017	April 30, 2016	April 30, 2015
Cash	$	233,492	60,204	125,000
Total		233,492	60,204	125,000

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Financial instruments that potentially expose the chapter to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At April 30, 2017 the organization had $0 of uninsured balances at these institutions.

NOTE 4 – FRANCHISE NOTES RECEIVABLE

Throughout the normal course of business, Happy Tax Franchising, LLC accepts promissory notes to some incoming franchisees and area representatives for portions of their franchise fees. These notes range from three to ten years and generally observe an interest rate of 7.00%. The portion of the notes due within 3 years is $101,500 and the portion of the notes due within 7 years is $784,200.

The Company has appropriately accrued any accrued revenue relating to sale of franchises and associated interest. As a part of general practice in the industry and in accordance with FASB 45, Accounting for Franchise Revenue, the Company has assigned an estimated 25% allowance for doubtful accounts relating to franchise agreements in place.

NOTE 5 – LOANS PAYABLE

Throughout the normal course of business, Happy Tax Franchising, LLC receives debt financing from various sources. These notes range from three months to three years, and observe interest rates ranging from 0% to 12.00%.

NOTE 6 – SUBSEQUENT EVENTS

There are no significant subsequent events as of August 22, 2017, the date of issue of these audited financial statements.